

September 7, 2012

Via E-Mail
Mr. Fadi Zeidan
Principal Financial Officer
Surf A Movie Solutions, Inc.
19744 Beach Boulevard, #149
Huntington Beach, California 92648

  Re: Surf A Movie Solutions Inc.
    Form 10-K for the Year ended September 30, 2011
    Filed December 27, 2011
    File No. 000-53855

Dear Mr. Zeidan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by amending your filing as indicated in the comments below. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Item 9. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 30

1. We note your disclosure that your Form 10-K does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. Please note that although you are not required to have an attestation report done by your independent public accounting firm, you are required to include a report of management's assessment regarding internal control over financial reporting in your Form 10-K due to the passage of time since your initial registration statement and the number of Form 10-Ks filed since that initial registration statement. Please revise by amending your Form 10-K for the year ended September 30, 2011 to include this report as required by Item 308 of Regulation S-K.

<u>Signatures, page 37</u>

2. Please revise the second half of your signature page, following "in the capacities indicated," to include the signature of your controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Form 10-K, General Instructions D.(2).

<u>Exhibit 31.1 Section 302 Certification</u>

3. Please revise Item 4 of your Section 302 Certification to include the language set forth in paragraph (B)(31) of Section 601 of Regulation S-K in its entirety. In this regard, since management is required to provide a report on its assessment of internal controls over financial reporting in the Form 10-K, as noted in the comment above, Item 4 of your certification should include paragraph (b) which certifies that you have designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Please revise by filing an amended Form 10-K for the year ended September 30, 2011, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680 or Susan Block at (202) 551-3210 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief